Faegre Drinker Biddle & Reath LLP

320 S. Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

February 23, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Larkin and Lauren Hamilton

Re:	RiverNorth Opportunities Fund, Inc. (the “Fund”)

(File Nos. 333-274473; 811-22472)

Response to Examiner Comments on N-2

Dear Ms. Larkin and Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on January 18, 2024 and January 22, 2024, in connection with your review of Post-Effective Amendment No. 1 under the Securities Act of 1933, as amended, and Amendment No. 32 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. These follow-up comments and responses also relate to the comment response letter filed by the Fund concurrently with the Registration Statement on December 28, 2023 (the “Comment Letter”). The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	The Staff notes that when comparing the figure in the “Other expenses” line item in the Fee Table to the income statement for the July 31, 2023 period, the figure in “Other Expenses” appears to be much higher. Please supplementally confirm that the information in the Fee Table is correct.

The Registrant has confirmed the “Other Expenses” line item is correct.

Disclosure COMMENTS

2.	Please consider whether the Fund should add disclosure, pursuant to Item 12 of Form N-2, for the United States District Court for the Southern District of New York’s recent decision in Saba Capital Master Fund, LTD. et al. v. ClearBridge Energy Midstream Opportunity Fund Inc. et al., Case No. 23-cv-5568 (SDNY).

The Registrant notes that neither the Fund nor its investment adviser is a party to the Saba Capital litigation, and the Registrant does not consider this, or any other, litigation to be a material pending legal proceeding with respect to the Fund.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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